Diginex Limited

35/F Two International Finance Centre

8 Finance Street, Central

Hong Kong

November 12, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Taylor Beech

Re:	Diginex Limited
Amendment No. 1 to Registration Statement on Form F-3, filed on Form F-1
Filed November 5, 2020
File No. 333-249858

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Diginex Limited (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 9:00 a.m. (EST) on November 16, 2020, or as soon as practicable thereafter.

Please call David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Diginex Limited

By:	/s/ Paul Ewing
Paul Ewing
Chief Financial Officer

cc: David A. Sakowitz, Winston & Strawn LLP